April 7, 2023

Dear fellow JP Morgan Chase shareholder,

I urge you to vote for Proposal 12 at the JPMorgan Chase (“JPMorgan” or the “Bank”) annual meeting on May 16, 2023. Proposal 12 requests that the Bank disclose interim 2030 absolute greenhouse gas emissions (GHG) reduction targets (“absolute targets”) covering both lending and underwriting for two high emitting sectors: Oil and Gas and Power Generation. These targets should be in addition to the intensity targets for these sectors that the company has set or will set and be aligned with a science-based net zero pathway. While JPMorgan has made significant commitments to address climate change, it still has a long way to go to reduce its exposure to climate-related financial risk.

The absolute targets requested in Proposal 12 will enable shareholders, as well the Bank’s own board of directors, to hold management accountable for the Bank’s progress towards achieving its own climate change commitments and efforts to mitigate associated climate risk. Specifically, JP Morgan has committed “to align key sectors of our financing portfolio with what we consider to be the primary goals of the Paris Agreement,”1 which aims to limit the global average temperature rise to well below 2 degrees Celsius, and ideally to 1.5 degrees Celsius, above pre-industrial levels,” goals that the Intergovernmental Panel on Climate Change (IPCC) has said is required to avoid the most devastating consequences of climate change. As a member of the Net Zero Banking Alliance (NZBA), JP Morgan has also agreed to achieve net zero GHG emissions by 2050 and to report progress towards this goal against absolute emissions and/or emissions intensity targets.

Proposal 12 was submitted by the New York City Employees’ Retirement System, the New York City Teachers’ Retirement System, and the New York City Board of Education Retirement System (collectively, the “NYC Pension Funds”), which are long-term JP Morgan Chase shareholders with more than 3.1 million shares valued at approximately $435 million as of January 31, 2023. The NYC Pension Funds submitted Proposal 12 requesting absolute targets for the following reasons:

1.	JP Morgan has set only intensity targets, which paint an incomplete picture of the Bank's progress toward meeting its climate commitments.

2.	Absolute targets are more transparent and comparable than intensity targets.

3.	Absolute emissions targets are in line with industry best practices, consistent with proposed U.S regulations, and central to the guidance of leading industry standard setters. By not setting absolute targets, JP Morgan Chase lags its peers and opens itself to regulatory, reputational, and litigation risks.

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1 https://www.jpmorganchase.com/impact/sustainability/es-commitments

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4.	Absolute targets against which to measure progress are an indispensable tool enabling shareholders to assess whether any absolute emissions reductions reported by JPMorgan are on a science-based pathway towards the Bank’s commitment to achieve net zero emissions from its financing activities before 2050.

5.	Setting absolute targets will allow the Bank to demonstrate its commitment to reducing real-world emissions, consistent with its stated goal of achieving net zero absolute emissions by 2050, in order to mitigate climate change and the significant transition risks it poses to the Bank.

I detail each of these below.

1. JPMorgan has set only intensity targets, which paint an incomplete picture of the Bank’s progress toward meeting its climate commitments.

In its opposition statement to Proposal 12, JPMorgan emphasizes that it set “carbon intensity targets for important strategic and practical reasons.” Intensity targets, however, serve a different and complementary purpose relative to the absolute targets requested in Proposal 12.

Absolute targets focus on the actual reduction of emissions while intensity targets only measure the amount of emissions relative to the amount of output. Intensity targets do not guarantee that actual emissions are reduced, so in the absence of corresponding absolute targets, intensity targets paint an incomplete picture of the Bank's progress toward meeting its emissions reduction commitments.

2. Absolute targets are more transparent and comparable than intensity targets.

Absolute targets provide a clear benchmark for measuring progress towards reducing emissions and are less susceptible to manipulation by the Bank’s clients. They are more transparent and easier to understand than intensity targets, which can be complicated to calculate and difficult for investors to evaluate. By contrast, absolute targets will make it possible for shareholders to understand the Bank's commitment to achieving net zero emissions by 2050 and to assess its progress toward that goal.

These are among the reasons that Citigroup, which leads other major banks by committing to a 29% absolute reduction target for the energy sector by 2030, has stated that “[f]or the Energy sector, absolute reduction is required to meet net zero goals and is the most transparent target selection.”2

Absolute targets also allow for greater comparability, both over time and across different sectors and geographies. Intensity targets can be influenced by external factors such as changes in economic activity or technological advancements, which can make it difficult to compare a bank's emissions intensity from one year to the next. For example, the emissions intensity of a bank's lending to the energy sector will be significantly different from its lending to the automotive sector, making it difficult to compare the two using an intensity target alone.

3. Absolute emissions targets are in line with industry best practice, consistent with proposed U.S regulations, and central to the guidance of leading industry standard setters. By not setting absolute targets, JPMorgan lags its peers and opens itself to regulatory, reputational, and litigation risks.

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2 Citigroup TCFD Report, 2021: taskforce-on-climate-related-financial-disclosures-report-2021.pdf (citigroup.com)

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There is a consensus among regulators and financial industry standard setters regarding the importance of absolute targets to a credible decarbonization strategy:

•	The SEC’s proposed climate disclosure rule requires disclosure of Scopes 1 and 2 greenhouse gas emissions, and Scope 3 emissions if material,[3] in absolute and intensity terms. Any reduction targets must also be disclosed.

•	Convened by more than 450 banks and insurers, the United Nations Environment Programme’s Finance Initiative (“UNEP FI”), recommends various approaches to reducing portfolio emissions, including [both] “absolute contraction” or “[r]educing the absolute amount of carbon in the portfolio,” and “[e]conomic intensity-based” approach or “[a]chieving a greater carbon efficiency per dollar invested.” According to UNEP FI recommendations, “…it is most convincing for investors to use an absolute contraction approach…”[4]

•	The Sustainable Markets Initiative’s Asset Manager and Asset Owner Task Force, which includes JPMorgan Asset Management, established Investor Expectations for Banking Transition to Net Zero Emissions, which I include setting emission reduction targets in absolute terms for high-emitting sectors that deserve additional consideration. These targets should cover all material on and off-balance sheet activities, including both lending and capital markets underwriting.[5]

•	The Partnership for Carbon Accounting Financials (PCAF), a financial industry-led partnership that facilitates financial industry alignment with the Paris Agreement, states, “to limit climate change and meet the goals of the Paris Agreement, financiers must actively seek out actions that reduce generated emissions in absolute terms, i.e., absolute emissions.[6]

JPMorgan, like other signatories to the Net Zero Banking Alliance (NZBA), has committed to achieve net zero GHG emissions by 2050 and to report progress towards this goal against absolute emissions and/or emissions intensity targets.

Unlike JPMorgan, many other NZBA signatories have already disclosed and adopted 2030 absolute targets for their oil and gas lending portfolios. These include Citigroup, Wells Fargo, HSBC, and Bank of Montreal.

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3 Scope 3 emissions comprise an overwhelming majority (92%) of a financial institution’s carbon footprint according to recent MSCI analysis. https://www.msci.com/www/blog-posts/which-scope-3-emissions-will/03153333292

4 United Nations Environment Programme, “Recommendations for Credible Net-Zero Commitments from Financial Institutions,” https://www.unepfi.org/themes/climate-change/recommendations-for-credible-net-zero-commitments-from-financial-institutions/

5 https://a.storyblok.com/f/109506/x/6ead79ec98/smi-investor-expectations-for-banking-transition-to-net-zero-paper.pdf

6 Partnership for Carbon Accounting Financials Standard, https://carbonaccountingfinancials.com/en/standard,

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In recent months, both U.S. and international banking supervisory bodies have published draft guidance outlining principles for banks to manage material climate-related financial risks adequately. The OCC,7 the Federal Deposit Insurance Corporation8 (FDIC), the Basel Committee on Banking Supervision9 (BIS), and the European Central Bank10 have outlined concerns regarding the potential mismatch between banks’ public statements and their internal strategy or risk appetite. In other words, the consequence of greenwashing is of significant concern to regulators. The proponent believes that the Bank is vulnerable to regulatory, reputational, and litigation risks by continuing to adopt intensity metrics without offering evidence that its climate strategy results in real-world reductions in emissions.

Lastly, JPMorgan may be exposed to significant legal costs as a result of litigation. Analysts expect that climate lawsuits will become common.11.

4. Absolute targets against which to measure progress are necessary to enable shareholders to assess whether any emissions reductions reported by JP Morgan Chase are on a science-based pathway towards the Bank’s commitment to achieve net zero emissions from its financing activities before 2050 and to assess whether the Company is mitigating climate risk.

In its opposition statement to Proposal 12, JPMorgan states that in 2023 it intends to disclose “absolute financed emissions in key sectors of its financing portfolio.” But, absent disclosure of the absolute targets requested in Proposal 12 against which to measure progress, shareholders are unable to assess whether any reported reductions in absolute emissions are on a science-based pathway towards the Bank’s commitment to achieve net zero emissions from its financing activities by 2050. As a result, the Bank’s disclosure of absolute financed emissions, while welcome, lacks the analytical context that investors need to evaluate these disclosures.

5. Setting absolute targets will allow JPMorgan to demonstrate its commitment to reducing real-world emissions, consistent with its stated goal of achieving net zero absolute emissions by 2050, in order to mitigate climate change and the significant transition risks it poses to the Bank itself.

Setting absolute targets will allow JPMorgan to capitalize on its close proximity to its clients’ business to support them to drive down their GHG emissions and demonstrate the Bank’s commitment to reducing real-world emissions consistent with its stated goal of achieving net zero absolute emissions by 2050. JPMorgan is the largest fossil fuel lender in the world. In the six years following the Paris Climate agreement, JPMorgan provided more than $382 billion in lending and underwriting to oil and gas companies, exposing it to significant transition risk.12 In 2021, the year following the Bank’s announcement of its own net zero commitment, the firm increased its fossil fuel financing providing over $51 billion in lending to oil and gas.

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7 https://www.occ.gov/news-issuances/bulletins/2021/bulletin-2021-62a.pdf

8 https://www.govinfo.gov/content/pkg/FR-2022-04-04/pdf/2022-07065.pdf

9 https://www.bis.org/bcbs/publ/d532.pdf

10 https://www.bankingsupervision.europa.eu/press/speeches/date/2022/html/ssm.sp220922~bb043aa0bd.en.html

11 https://news.bloomberglaw.com/us-law-week/corporate-boards-should-gear-up-for-more-climate-litigation

12 Banking on Climate Chaos: Banking on Climate Chaos 2022 - Banking on Climate Chaos

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Without demonstrating that its intensity targets can result in real-world emissions reductions, JPMorgan may draw additional investor and regulatory scrutiny regarding its overall response to climate change13 Setting absolute targets would mitigate these risks by enabling JPMorgan to demonstrate its commitment to reducing actual GHG emissions in line with its long-term goal of net zero absolute emissions by 2050.

In sum, intensity and absolute targets are different measurements that serve different and complementary purposes, but using intensity targets alone is insufficient. Intensity targets allow for normalization as they adjust for different company sizes and production efficiency. They can also incentivize the Bank to support its clients’ efforts to improve efficiency and reduce emissions intensity. However, because different fossil fuels have different carbon intensities, using only intensity targets could allow the Bank’s clients to invest in expanded fossil fuel production that results in lower overall carbon intensity, but greater absolute emissions. Financing expanded fossil fuel production in the short term may lower carbon intensity, but will also be funding long-lived assets that will lock in carbon emissions for decades to come, undermining JPMorgan’s ability to achieve its 2050 net zero goal.

Summary

JPMorgan should capitalize on its proximity to its clients’ business to support them to reduce actual GHG emissions by 2030, not just the intensity of those emissions. This would demonstrate the Bank’s commitment to reducing real-world emissions consistent with its stated goal of achieving net zero absolute emissions by 2050.

JP Morgan has made significant commitments to addressing climate change, but it still has a long way to go to reduce its exposure to climate-related financial risk. Shareholders require benchmarks against which to track the Bank’s progress toward achieving net zero emissions and its impact on real-world emissions reductions.

I therefore urge you to vote FOR Proposal 12 requesting that interim 2030 targets for absolute emissions reductions. For questions, please contact Michael Garland, Assistant Comptroller for Corporate Governance and Responsible Investment, in the New York City Comptroller’s Office at mgarlan@comptroller.nyc.gov.

Sincerely,

Brad Lander

New York City Comptroller

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13 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000886982/000088698223000003/gs-20221231.htm

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.

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